Exhibit 12.1

Alpha Natural Resources, Inc
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Three Months Ended
	March 31,
	2010	2009
Earnings:
Income from continuing operations before income taxes	$35,948	$60,248
Adjustments:
Fixed charges	23,654	10,285
Loss from equity investees	322	35
Amortization of capitalized interest	35	36
Capitalized interest	(115)	(89)
	$59,844	$70,515

Fixed Charges:
Interest expense	$22,120	$9,853
Portion of rental expense representative of interest	1,419	343
Capitalized interest	115	89
	$23,654	$10,285

Ratio of earnings to fixed charges	2.53	6.86